October 29, 2004

Mr. Martin F. James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Re: Your October 6, 2004 comment letter on our Form 10-K for the year ended June 30, 2004

Dear Mr. James,

Following are the responses of Pericom Semiconductor Corporation (the “Company”) to the questions and recommendations that were raised in the above referenced letter. We appreciate the comments and will enhance our reporting going forward accordingly.

Your question or comment number and our response follow:

Item 7, Management’s Discussion and Analysis of Financial Condition

Results of Operations

General

1.	SEC Comment: In future filings expand the MD&A to discuss how the acquisition of SaRonix or any other acquisitions, has impacted your operating results and financial condition.

Company Response: Commencing with our fiscal first quarter of 2005 (“Q105”) Form 10-Q, we will expand the MD&A to discuss how the SaRonix acquisition, or any other acquisition, has impacted our revenue, gross profit, gross margin, operating expenses and cash flow to the extent that this information is meaningful for an understanding of how the acquisition has impacted our business.

2.	SEC Comment: In future filings discuss how other key performance indicators, such as, changes in volume or changes in prices, might affect your earnings and cash flows, so that investors can ascertain the likelihood of whether past performance is indicative of future performance.

Company Response: Commencing with our fiscal Q105 Form 10-Q, we will discuss how changes in prices, product mix, volume, expense levels or other performance indicators that are key to our business, might affect our earnings and cash flows.

3.	SEC Comment: In future filings identify and disclose any known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial conditions and operating performance. Refer to SEC Release Nos. 33-8350, 34-48960 and FR-72.

Company Response: In future filings we will identify and expand our disclosures of any known trends, events, demands, commitments or uncertainties that are reasonably likely to have a material effect on our financial condition and operating performance.

Gross Profit—Page 29

4.	SEC Comment: We noted that your net sales included sales of excess inventory of $823,000 in fiscal year 2004. Please address the following:

a.	SEC Comment: Tell us how the inventory that you later sold was priced – i.e, did you sell it at its new cost basis after write-down, or did you realize a profit.

Company Response: Inventory identified as excess is written down to zero. If that inventory is subsequently sold, then it is sold at a profit equal to the sales proceeds. In fiscal year 2004 inventory that was written down prior to 2004 with an original cost of $823,000 was sold.

b.	SEC Comment: Tell us and revise future filings to disclose the impact of the sales upon gross margin for the periods presented.

Company Response: Commencing with our fiscal Q105 Form 10-Q, we will disclose the effect of the sale of excess inventory on gross margins. The positive effect that the sale of excess inventory had on gross margins in fiscal year 2004 was that inventory with an original cost of $823,000 was sold after it had been identified as excess and written down to zero prior to fiscal year 2004.

c.	SEC Comment: Explain to us in detail, the events and circumstances that arose during the period allowing you to sell inventory that you had written-off as obsolete.

Company Response: We manufacture and sell thousands of different semiconductor devices. We define excess finished goods inventory as the quantity of each product on hand that exceeds our estimated demand for each individual product. Accordingly, a portion or all of the quantity on hand of a particular device can be identified as excess and written down to zero. Subsequently, if actual demand exceeds the previous estimate, we may sell previously written down inventory. Our business is such that products for which there has been little or no demand can unexpectedly be sold because of a new customer, application or resurgence in demand for other reasons.

d.	SEC Comment: Tell us the total inventory written-off to date, the amount sold, the amount discarded, and the amount still on your books.

Company Response: Total inventory written down to zero, but still on hand at June 28, 2003 and June 26, 2004 was $4.3 million and $8.1 million, respectively. The June 26, 2004 inventory written off, but still on hand total includes $3.3 million of inventory associated with our SaRonix subsidiary which we acquired in October 2003 which was deemed to have a fair market value of zero at the time of acquisition. Total inventory scrapped during the year ended June 26, 2004 was $1.5 million. Inventory with a cost of $823,000 was identified as excess in prior years and was subsequently sold in the year ended June 26, 2004.

e.	SEC Comment: For any inventory still held, explain when and how you intend to dispose of it.

Company Response: There is a regular quarterly process in which product is identified to be physically scrapped. This process is mostly limited to inventory that has been previously written down. Some previously written down finished goods inventory is sold each month through the routine sales order process. As noted in our response to 4.b above, this amount for the year ended June 26, 2004 was $823,000. This amount is the cost of the inventory that had been written down prior to fiscal 2004.

5.	SEC Comment: Revise future filings to clearly describe the effects of price and product mix changes as required by Regulation S-K Item 303(a)(3)(iii) on your operating results.

Company Response: Commencing with our fiscal Q105 Form 10-Q, we will describe the effects of price and product mix changes on our operating results.

6.	SEC Comment: In future filings, when you cite more than one factor in explaining the change in a financial statement line item in MD&A, please revise to separately quantify the amounts of the individual factors cited, including offsetting factors. For example, revise future filings to quantify the impact of improved products mix, cost reductions and the inclusion of SaRonix margins on your gross profit margin.

Company Response: – Commencing with our fiscal Q105 Form 10-Q, we will separately quantify each factor when multiple factors are cited as the cause of a change in a financial statement line item.

Restructuring Charges – Page 29

7.	SEC Comment: We see that you incurred certain restructuring costs relating to the lease of an unused facility during the fiscal year ended 2004 and 2003. Were these charges part of a formal plan approved by management? In future filings please provide in MD&A a detailed discussion of each significant restructuring charge recorded pursuant to SFAS 146 and EITF 94-3. The following additional disclosures in future filings would be useful to investors:

Company Response: The restructuring costs incurred in fiscal 2003 and 2004 were part of formal plans approved by management and were limited to two leased buildings only. In future filings, we will include the below listed additional disclosures to the extent that they are material.

a.	SEC Comment: Describe the specific conditions or events leading management to consolidate certain facilities, including specific factors related to products, processes, customers and/or market conditions;

Company Response: – In future filings, we will include this disclosure.

b.	SEC Comment: Identify significant actions taken and describe the expected timing of those actions;

Company Response: – In future filings, we will include this disclosure.

c.	SEC Comment: Identify the number and describe the nature of the positions being eliminated;

Company Response: – In future filings, we will include this disclosure.

d.	SEC Comment: Disclose the intended effects of your restructuring on your financial position, future operating results and liquidity;

Company Response: – In future filings, we will include this disclosure.

e.	SEC Comment: Quantify the anticipated and actual cost savings derived from your restructuring efforts during the periods presented;

Company Response: – In future filings, we will include this disclosure to the extent that it is material.

f.	SEC Comment: Ensure that your response demonstrates compliance with the requirements of Question 15 of SAB Topic 5-P and SFAS 146.

Company Response: – In future filings, we will ensure that our response demonstrates compliance with the requirements of Question 15 of SAB Topic 5-P and SFAS 146.

Liquidity and Capital Resources – Page 29

8.	SEC Comment: Your Liquidity and Capital Resources discussion appears to be a recitation of your cash flow statement in narrative form. Please revise in future filings to discuss those items which management specifically believes may be indicators of the company’s liquidity condition in both the short term and long term. Refer to Item 303 of Regulation S-K and FR-72.

Company Response: In future filings we will revise our liquidity and capital resources disclosure to discuss those items that we believe to be indicators of our short term and long term liquidity condition.

9.	SEC Comment: We note that your inventory and accounts receivable balances increased significantly for the fiscal year ended 2004 when compared with the fiscal year ended 2003. Revise future filings to discuss the reasons for the significant increases in the 2004 balances and the resulting impact as a source or use of your cash.

Company Response: We will revise our future liquidity and capital resources disclosure to include the reasons why significant changes in inventory, accounts receivable, or other balance sheet items increased or decreased and the resulting impact of those changes as a source and use of cash.

10.	SEC Comment: Revise future filings to discuss how you have funded, and plan to continue to fund, the stock repurchase program.

Company Response: Commencing with our fiscal Q105 Form 10-Q, we will discuss how we have funded, and plan to continue to fund, our stock repurchase program.

Off-Balance-Sheet Arrangements

11.	SEC Comment: We note that you did not disclose your off-balance sheet arrangements. In future filings, include a separately captioned subsection discussing off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company’s financial condition. Refer to Item 303 (A)(4) of Regulation S-K and SEC Release No. 33-8182.

Company Response: We currently have no off-balance-sheet arrangements other than operating leases, but in the event that in the future that we have such arrangements that are reasonably likely to have a current or future effect on the Company’s financial condition, we will disclose and discuss them in a separately captioned subsection.

Contractual Obligations and Commitments – Page 31

12.	SEC Comment: Please supplementally reconcile the note payable amount of $1,251 you disclosed on page 31 to the amount you reported on the face of the balance sheet on page 39.

Company Response: The $1,251 disclosed on page 31, a note payable for a building, is included in the $1,291 disclosed on the face of the balance sheet on page 39. The $40 difference relates to certain disputed amounts relating to our acquired SaRonix subsidiary for which we do not believe they meet the definition of a contractual obligation under Item 303 of regulation S-K.

Financial Statements

Consolidated Balance Sheet – Page 39

Intangible Assets

13.	SEC Comment: In future filings, state separately the amount of the accumulated amortization of intangible assets on the face of the balance sheet or in a note thereto in accordance with Rule 5-02-15 and 16 of Regulation S-X.

Company Response: Commencing with our fiscal Q105 Form 10-Q, we will state the amount of the accumulated amortization of intangible assets on the face of the balance sheet or in a note thereto.

14.	SEC Comment: In future filings, provide all the disclosures related to your intangible assets as required by paragraphs 45 and 47 of SFAS 142. See Illustration 1 of Appendix C of SFAS 142 for guidance.

Company Response: Commencing with our fiscal Q105 Form 10-Q, we will provide all disclosures related to our intangible assets as required by paragraphs 45 and 47 of SFAS No. 142.

Note 1: Summary of Significant Accounting Policies

Revenue Recognition – Page 45

15.	We see that your sales are, in part, made through distributors.

a.	SEC Comment: Supplementally describe the significant terms of your arrangements with distributors, including but not limited to pricing, payments and return policies.

Company Response: We sell products to large and small domestic and international distributors. All have stock rotation privileges each year of ten percent of our book price net sales to them for the six months ended June of that year and the six months ended December of that year. Book price net sales is defined as gross sales at the price in our price book for each distributor, net of product returns. We negotiate individual ship from stock and debits (“SSDs”) with the larger distributors that purchase products from us at book price. SSDs are negotiated reductions to book price that can be claimed by distributors once the product is shipped out of their inventory. Because they purchase our products at less than book price, we do not provide SSDs to the smaller, international distributors. We also, at our discretion, accept returns in addition to regular stock rotations for our own or the convenience of the distributor customer. For instance, we sometimes ask for and receive product back from one distributor because there is a requirement for the part at another distributor. We are obligated to accept returns of parts that do not perform to specification pursuant to warranty provisions. To ensure that our pricing is competitive we also sometimes offer price protection to certain distributors whereby we will adjust the price at which we sold product to a distributor by allowing them to write-down their inventory cost and debiting us. Distributors are typically granted payment terms between 30 and 60 days and they generally pay within those terms.

b.	SEC Comment: Demonstrates to us that revenue recognition at shipment is appropriate for transactions with distributors.

Company Response: Recognizing revenue upon shipment to distributors is appropriate for a number of reasons. First, upon shipment, title to the products and risk of loss passes to the distributor, there is persuasive evidence that an arrangement exists, the fee is generally fixed or determinable and collection of revenue from the distributor is reasonably assured. Second, the revenue we record for sales to our distributors is net of estimated provisions for stock rotations and price adjustments with our distributors. We believe that we can reliably estimate such provisions because of our long history with our distributors, which has enabled us to develop a detailed, systematic and consistent methodology for recording such sales reserves. This methodology involves the analysis of actual SSD rates, by product, for each distributor. We also have significant sales to Asian distributors who do not have significant return privileges other than routine stock rotations.

c.	SEC Comment: Clarify the accounting for any special arrangements with distributors such as price protection, rights of return and other discounts, credits or special terms.

Company Response: We sell products to large, domestic distributors at the price listed in our price book for that distributor. We recognize revenue at the time of shipment. At the time of sale we book a sales reserve for ship from stock and debits (“SSD”s), stock rotations, return material authorizations (“RMA”s), authorized price protection programs, and any special programs approved by management. The sales reserve is offset against revenues, which then leads to the net revenue amount we report.

The market price for our products can be significantly different than the book price at which the product was sold to the distributor. When the market price, as compared with the book price, of a particular sales opportunity from our distributor to their customer would result in low or negative margins to our distributor, a ship from stock and debit is negotiated with the distributor. SSD history is analyzed and used to develop SSD rates that form the basis of the SSD sales reserve booked each period. We capture these historical SSD rates from our computer systems to estimate the ultimate net sales price to the distributor.

Our distribution agreements provide for semi-annual stock rotation privileges of typically 10% of net sales for the previous six-month period. The contractual stock rotation applies only to shipments at book price. Asian distributors typically buy our product at less than book price and therefore are not entitled to the 10% stock rotation privilege. In order to provide for routine inventory refreshing, for our benefit as well as theirs, we grant Asian distributors stock rotation privileges between 1% and 5% even though we are not contractually obligated to do so. Each month a sales reserve is recorded for the estimated stock rotation privilege earned by our distributors that month. This reserve is the sum of product of each distributor’s net sales for the month and their stock rotation percentage.

From time to time, customers may request to return parts for various reasons including the customers’ belief that the parts are not performing to specification. Many such return requests are the result of customers incorrectly using the parts, not because the parts are defective. These requests are reviewed by management and when approved result in an return material authorization (“RMA”) being set up in our computer system. We are only obligated to accept returns of defective parts. For customer convenience, we may approve a particular return request, even though we are not obligated to do so. Each month a sales reserve is recorded for the approved RMAs that have not yet been returned. We do not keep a general warranty reserve because historically valid warranty returns, which are the result of a part not meeting specifications or being non-functional, have been immaterial and parts can frequently be re-sold to other customers for use in other applications.

Price protection is granted solely at the discretion of Pericom management. The purpose of price protection is to reduce our distributor’s cost of inventory as market prices fall thus reducing SSD rates. Price protection proposals for individual products located at individual distributors are prepared by Pericom sales management. These proposals are reviewed by Pericom general management and if a particular price protection arrangement is approved, then the dollar impact will be estimated based on the book price reduction per unit for the products approved and the number of units of those products in that distributor’s inventory. A sales reserve is then recorded in that period for the estimated amount in accordance with Issue 4 of EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

Customers are typically granted payment terms of between 30 and 60 days and they generally pay within those terms. Relatively few customers have been granted terms with cash discounts. Distributors are invoiced for shipments at book price. When they pay those invoices, they claim debits for SSDs, stock rotations, cash discounts, RMAs and price protection when appropriate. Once claimed, these debits are then processed against the approvals in our computer system.

d.	SEC Comment: Tell us how you considered paragraph 6 of SFAS 48.

Company Response: Our recognition of revenue at the time of shipment is appropriate because:

■	The price to the buyer is substantially fixed or determinable at the date of sale – We have long standing relationships with our distributors and have invested in systems that give us the ability to reasonably estimate SSD rates. We have developed average SSD rates for each distributor and use those rates to accrue a sales reserve each period for each distributor’s estimated inventory.
■	They buyer is obligated to pay us at the time of shipment and that obligation is not contingent on resale of the product – We have never had bad debt write-offs from our distribution channel partners. Further, our distributors pay us approximately to our terms regardless of when they sell through to their customers.

■	Theft or physical destruction of the product would not affect the buyer’s obligation to pay us – Title transfers to the distributor at the time of shipment. At that point, the product belongs to them and they are responsible for insuring it and it’s safekeeping. Physical loss or destruction of the product after title has transferred is the responsibility of the distributor and does not affect their financial obligation to pay us.

■	The buyer has economic substance apart from that provided by us – Distributors provide economic substance apart from that provided by us by servicing many small customers that we are not staffed to support. Distributors also may have preferred supplier relationships with certain large customers. Distributors stock our products enabling them to provide their customers with a minimal cycle time between order and shipment.

■	We are not obligated to directly bring about the resale of the product – Although it is in our best interest, we are not obligated to directly bring about the resale of product from the buyer.

■	We can reasonably estimate the amount of future returns – Each distributor’s stock rotation percentage is fixed. This enables us to calculate the return privilege earned each period. We are only contractually obligated to accept returns of defective product. We do not keep a general warranty reserve because historically valid warranty returns, which are the result of a part not meeting specifications or being non-functional, have been immaterial and parts can frequently be re-sold to other customers for use in other applications. A sales reserve is recorded each period for approved RMA’s as well as any management approved special programs.

16.	We see that your products are distributed through independent foreign and domestic manufacturer’s representatives, distributors and agents.

a.	SEC Comment: Tell us whether your arrangements with these distributors or any other parties ever include vendor consideration as described in EITF 01-09.

Company Response: Other than price protection, described above, and minor co-operative advertising programs that do not exceed $20,000 per year, our arrangements with our distributors, representatives and agents have not included, and are not expected to include, the vendor considerations described in EITF 01-09.

b.	SEC Comment: If so, tell us and revise future filings to describe the nature and extent of that consideration and how you accounted for it.

Company Response: At June 26, 2004, we had booked a sales reserve of $395,000 for price protection.

Note 7 – Business Combinations – Page 49

17.	SEC Comment: We note that you refer to the use of an independent appraisal. Please note that reference to independent experts will require that the experts be identified and his consent included in future registration statements in which you incorporate your Form 10-K. Please consider for your future filings. We will not object, however, if in future filings you deleted the reference and attributed the ultimate responsibility of performing the assessment to management. In that case, you should clearly disclose the method of determining the fair values of the assets.

Company	Response: Commencing with our fiscal Q105 Form 10-Q, when we use an independent valuation appraiser we will either identify the expert and obtain his consent or delete the reference and attribute the ultimate responsibility for performing the assessment to management and disclose the method of determining the fair value of the assets.

Note 14 – Restructuring Charge – Page 54

18.	SEC Comment: We noted the table reflecting the restructuring charges you recorded in 2004 and 2003, and payments recorded against the liability during the same periods. In future filing, expand the note to address the following:

a.	SEC Comment: Describe in more detail the actions contemplated under each of your restructuring programs, including the operations being downsized or exited and facilities being closed, moved or streamlined.

b.	SEC Comment: Describe in more detail how your plan will impact your products and processes and how your business and its operations will be different upon completion of the plan.

c.	SEC Comment: Describe the timeline for completion of significant steps including the anticipated timing of related cash payments to be made in annual periods.

Company	Response: Commencing with our fiscal Q105 Form 10-Q, we will expand the restructuring note to describe in more detail the actions contemplated under each of our restructuring programs, how those plans will impact our products and processes, how our business and its operations will be different upon completion of the plan, and to describe the timeline for completion of significant steps including the related timing of anticipated cash payments to be made in annual periods.

Statement	of the Company

As requested by the Staff, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this response to the undersigned.

Sincerely,

/s/ Michael D. Craighead

Michael D. Craighead

Chief Financial Officer

Pericom Semiconductor Corporation